Contact

www.linkedin.com/in/sviatoslav-semenikhin-285b6638 (LinkedIn)

Top Skills

Product Management
Project Management
Software Development

Languages

English (Full Professional)
Russian (Native or Bilingual)

Sviatoslav Semenikhin

CEO, BlackBricks
Алматы, Казахстан

Experience

BusyBox Sign
Chief Technology Officer
July 2020 - Present (3 years 8 months)
Massachusetts, United States

BlackBricks
Founder & Chief Executive Officer
February 2016 - Present (8 years 1 month)

BandLab
Chief Technology Officer & Vice President of Engineering
July 2014 - January 2016 (1 year 7 months)
Singapore

JamHub Corp.
Head of Mobile Development
May 2012 - June 2014 (2 years 2 months)
Westborough, MA

Enchant Development
Founder & CEO
January 2009 - January 2013 (4 years 1 month)

Education

Omsk State Technical University (OSTU)
Doctor of Philosophy (Ph.D.), Computer Science · (2013 - 2016)

Omsk State Technical University (OSTU)
Master of Science (M.S.), Computer Science · (2011 - 2013)

Omsk State Technical University (OSTU)
Bachelor of IT, Computer Software Engineering · (2007 - 2011)